Contact

www.linkedin.com/in/amelia-pillow-93619a3b (LinkedIn)

Top Skills

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Amelia Pillow

Brewmaster and Owner @ Shippingport Brewing Co. and The Sally Forth Taproom
Louisville, Kentucky, United States

Summary

15 years experience in the brewing industry, going into second year as owner/brewmaster of Shippingport Brewing Co. I've brewed collaborations beers in 4 countries with over 50 different breweries, won medals at GABF and brewed over 300 unique recipes. So glad to have a life in beer and brewing.

Experience

Shippingport Brewing Co

Brewmaster and Owner @ Shippingport Brewing Co. and The Sally Forth Taproom
December 2019 - Present (4 years 1 month)

Against The Grain

Head Pub Brewer
January 2014 - December 2019 (6 years)
Louisville, Kentucky, United States

Hopworks Urban Brewery

5 years 7 months

Lead Cellarman/Production Brewer
June 2010 - December 2013 (3 years 7 months)
Portland, Oregon, United States

Asst. General Manager/Bookkeeper
June 2008 - June 2010 (2 years 1 month)
Portland, Oregon, United States

Education

Bennington College

Bachelor of Arts - BA, Painting and Literature · (September 2000 - May 2004)

Bennington College

Bachelor of Science (BS), Painting and Literature · (2000 - 2004)